Exhibit 12.1

Avnet, Inc.

Computation of Ratios of Earnings to Fixed Charges

Quarter Ended October 1 2016
Earnings:
Income from continuing operations before tax	$90,021
Add fixed charges	32,786

Total Earnings	$122,807

Fixed charges:
Interest on indebtedness including amortization of debt expense	$27,237
Interest component of rent expense	5,549

Total fixed charges	$32,786

Ratio of earnings to fixed charges	3.7